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Kansas City Breweries & Beverage Company

High Growth Value Brands For Retailers & Beverage Markets!

Is Your Private Label The Next Beverage Mega Brand?

Kansas City, MO

$0 *of $50,000 Minimum*

0 Funders   0 Days left

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Pitch

From domestic American beers to organic sodas, ciders, juices, water and sports drinks Kansas City Breweries and Beverage Company develops trademarks and private labels for the manufacturing, canning and bottling of alcohol and non-alcohol beverages serving local, regional and national markets for retailers, institutions, hospitality, and sports related venues.

The Company beverages are produced under exclusive licensing agreements utilizing co-packing services in support of rapid revenue growth and national market penetration. The Company is a Qualified Opportunity Zone Project with geographic, logistic and economic incentives for Investors.

Through this raise with Fundopolis Portal LLC the company is requesting investments up to $535,000 to help maximize growth and next phase expansion of large-scale union produced American owned Lite, Lager & Malt beverage production.

During a previous 12 month proof of concept period the Company sold $250,000 in Lite and Lager beverages outselling Budweiser, Miller & Coors in several Missouri & Kansas retail locations.

Based on this proof of concept period the company is projecting performance to generate combined revenues of $80M over the next 5 years and providing investors annual dividends with no maturity or expiration.

When you invest in Kansas City Breweries & Beverage Company you become a life long valued partner for as long as you care to collect annual dividends.

Key Facts

Hyper Growth Value Brands Produce Greater Returns From Lower Costs and Better Dividends For Investors

Company Maintains Beverage Diversification With Alcohol & Non-Alcohol Production To Ensure Beverage Adoption & National Market Penetration

Private Label Production Programs Give Retailers, Hospitality Services & Sports Venues The Endless Portfolio of New Products To Keep Customers Coming Back

On-Site #1 North America Intermodal Rail Spur Provides The Lowest Shipping Cost & 24-Hour Tractor-Trailer Delivery To Any North America Market

Qualified Opportunity Zone Projects Receive The Lowest Cost of Capital For Land, Development & Expansion

Community Impact

⌂ Community Building

♀ Women Owned

♡ Minority Owned

⚲ Veteran Owned

♫ Arts & Culture

↻ Sustainability

🍎 Food and Agriculture

Hide all sections ⌃

🖥 Opportunity   ⌃

Normal ⌄   B I U S   A 🖌   ☰ ☰ ☰   🔗 🖼   Raw ↺ ↻   Div 🎞

The  American Beer Brewing industry can be segmented into two groups: the large or "macro" breweries and the smaller or "micro" breweries who are normally craft beer producers or Brew Pubs. The central part of the craft brewers culture is a rejection of crisp lite and lager beers and it is an unwritten unifying force behind the craft beer brewing industry today. This calling from craft brewers to change America's market for crisp lager style beers is now the main thrust behind large volume macro breweries buying out smaller craft breweries.

Since prohibition Americans have always consumed and sought out crisp lager style beers in the greatest



Since prohibition Americans have always consumed and sought out crisp lager style beers in the greatest quantities of any alcoholic beverage. When Miller introduced a lite, less filling beer that emphasized lower calories nationally in 1975, lite style beers became the beers American beer drinkers' purchase most. Miller Lite's early production totals of 12.8 million barrels quickly increased to 24.2 million barrels by 1977 as Miller rose to 2nd place in the American brewing marketplace. Other brewers responded, especially Anheuser-Busch with its heavily advertised Bud Light in 1982, which eventually overtook Miller Lite in 1994. Then Miller Lite became the largest American Owned domestic beer until in 2008 when Anheuser-Busch and later Miller/Coors were Sold to Foreign Owners.

The sale of Americas largest macro breweries Anheuser-Busch and later Miller Coors came at a heavy price to American consumers when in 2015 Miller Coors notified Pabst Brands that it no longer had the capacity to produce the beers our fathers and grandfathers preferred even though Miller Coors sales had actually decline over the years. When that didn't work to cut off America's Iconic brands, in 2016 foreign owned Anheuser-Busch and Miller Coors Turned to Felony Anti-Trust and enlisted US Labor Unions to participate unknowingly further hurting US consumer markets with higher beer prices and fewer choices. But, the beer industry has now proven that over the last 20 years, it can grow despite larger breweries utilizing television advertising and felony anti-trust dominating marketing plans.




KC BreweriesCo.

It is the advertising marketing plans of television, radio and podcasting that drives Kansas City Breweries Private Label and Trademark Production Services because customers recognize loyalty and value in the brands they choose. Kansas City Breweries is designed to be a new kind of beverage company and able to utilize the opening of traditional beer markets for small brewers and new private label entrants but produce the same great tasting lite and lager beers of the macro brewers. The vast majority of customers at every income level and occupation are seeking these style beers, but with a national, regional and local identity customers are seeking to demonstrate their affinity for their communities and social events. For this reason Kansas City Breweries will not be challenged by other lite and lager labeled beer beverages.

What makes Kansas City Breweries a great investment is our lower cost co-packing production combined with our centralized location. The Company is under contract for the purchase of its brewery and beverage complex and included on-site is the #1 North America Intermodal Rail System which also provides the lowest possible shipping cost to all North American markets. Additionally, our central US location serves 24-hour tractor-trailer delivery anywhere in North America. With just two private label trademark agreements from Kansas City and Tacoma Washington our channel partners (private label customers) have expressed availability to several thousand retail locations over several central Mid-West states providing projected revenues for the Company of $80 million over the next 5 years. "High Growth Value Brands for Retailers & Beverage Markets."

When you invest with Kansas City Breweries & Beverage Company you become a life long valued partner for as long as you care to collect annual dividends.

Save

Our Terms

Equity | **$200** Minimum Investment

Every $100 purchases the equivalent of .0009492% equity at the maximum Raise target.

Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Form C Filing)

$0.25
Price per share/Unit

2,140,000
Shares Offered

0.4975%
Min % of Company

5.08%
Max % of Company

Perk calculator

Please select potential investment amount to reveal available perks

$200

KC Sports Apparel
1. KC Logo Sports Apparel

Invest $200

Benefits & Perks

$200

KC Sports Apparel

1. **KC Logo Sports Apparel** Kansas City Breweries teams up with various marketing partners throughout the year and our marketing partners produce sports apparel with our KC logo's that we utilize for customers. These items could be Hats, T-shirts, Pullovers Sweatshirts and Jackets.

Read less

$2,000

KC Sponsored Sports Venue

1. **KC Sponsored Sports Venues** Kansas City Breweries teams up with various sponsorships and marketing partners throughout the year and our marketing partners participate in sports venues throughout the US. When available announcements will be made on our social networks for the venue location and the number of tickets available for the that venue. The first number of responders will be provided tickets or passes and any additional perks that might be offered.

Read less

Our Location

The Kansas City Breweries and Beverage Complex is a Qualified Opportunity Zone location. An opportunity zone is an economically-distressed community where private investments, under certain conditions, may be eligible for capital gain tax incentives.

Opportunity Zones were created under the 2017 Tax Cuts and Jobs Act, signed into law by President Obama and President Donald J. Trump to stimulate economic development and job creation, by incentivizing long-term investments in low-income neighborhoods and distressed business locations.

There are more than 8,760 designated Qualified Opportunity Zones located in all 50 States, the District of Columbia, and five United States territories. Investors can defer tax on any prior gains invested in a Qualified Opportunity Fund (QOF) until the earlier of the date on which the investment in a QOF is sold or exchanged or until December 31, 2026.



East 14th Street
East Truman Road
Manchester Elementary School Grounds
East 16th Terrace
East Blue Valley
East 17th Street
Centropolis
Blue River
Manchester Avenue
Oakland Avenue
KCS Pittsburg Subdivision
Crystal Avenue
Winchester Avenue
Bristol Avenue
Cambridge Avenue
Ewing Avenue
Newton Avenue
Fuller Avenue
East 18th Street
Tullis Avenue
Bennington Avenue

100%
Jobs Act Qualified Opportunity Zone

100%
#1 Intermodal Rail Spur Nationwide

100%
Lowest Cost Industrial Resources

Our Team



Terri Bricker OWNER

PRESIDENT

Ms. Bricker has worked for Hallmark Cards Inc. for more than 40 years and is one of the original beverage production lenders who took 100% ownership in October of 2016.

During this time in order to meet production demand Ms. Bricker recognized the company would require much more capital than she could provide after the 12 month $250,000 proof of concept sales.

Because of Ms. Bricker Hallmark experience she turned to professional consultants, channel partners and industry experts for guidance on raising capital, securities offerings and business development.





Samuel Lipari

BUSINESS DEVELOPMENT CONSULTANT

f in 𝕏 ⊙

Mr. Lipari is an accomplished executive; entrepreneurial motivated; with over 30 years developing supply chain marketplace technology in healthcare. Prior to Mr. Lipari's healthcare career he assisted family owned businesses in liquor, grocery, mass merchandising and automotive industries.

Our Milestones ⌃



Show All ▾

2017   **2018**

Proof of Concept

$250,000 Revenues In 12 Month Proof of Concept.

Top KC Breweries

Selected Top Breweries In The Region – Kansas City Business Journal

Crowdfunding Campaign

Crowdfunding Campaign Secured 130 Seed Investors

Loud & Proud

Secured Loud & Proud Trademark From 12Brands LLC.

Dec
31st

Mar
1st

Jul
1st

Jul
27th

Media ⌃

   

"Top Breweries In The Region"

– Kansas City Business Journal

FAQ ⌃

Q: If I Invest when will I get a return on my investment?

A: Every year on April 30 the company is required to send an annual report to our shareholders explaining our sales and profits. In that report the Company will ask if you would like a dividend payout or if you would like to re-invest your dividend and further grow your investment. Depending on your response and preference of payment a dividend will be paid to you within a week.

Q: How will the Brewery & Beverage Complex effect my investment?

A: The Brewery & Beverage Complex will produce larger profits from your investment.

If you ever watch Shark Tank you will hear the Sharks talk about co-packing as an inexpensive way to rapidly grow or scale your business without a lot of additional expenses.

This is why the Company is starting out raising capital for co-packing so we can rapidly grow the business without the worry or delay in producing enough capacity which is why our Proof of Concept was so successful.

Once we build up production capacity then the company converts production to the Brewery & Beverage Complex and the profit we pay co-packers becomes larger shareholder returns.

Q: How do you plan to expand your beverage market nation wide?

A: We have several ideas we are working on but one of the most exciting ideas we have is our private label competition for our fans, followers, customers and shareholders.

The plan is to have our fans, followers, customers and shareholders submit labels we can post on our social networks and have our visitors and followers select the best ones. Then we do a proof of concept production and if accepted we begin full scale production and pay you a royalty for the use of your label as long as it is profitable.

Like Our Tag Line Says: Is Your Private Label The Next Beverage Mega Brand?

Company

About Us

Our Vision

Meet the Team

Contact Us

Resources

Issuer FAQ

Investor FAQ

Glossary of Terms

Educational Materials

Blog

Legal

Terms of Use

Privacy Policy

Connect



  

"AN AMERICAN BEER"

Beverages from Kansas City Breweries are "Union Made" productions of domestic American Beers, Organic Craft Sodas, Ciders, Juices, Water and Sports Drinks.

 

Click Here For The History of Kansas City Breweries

  

● ● ● ● ● ● ● ○ ● ● ● ● ●

Premium Old Fashioned Lager Recipe



- Hops is the agent used for flavoring all beer but the amount of hops varies depending on the style of beer. Hops are dried and pelletted to use as the flavoring agent and the beginning of the process but can also be added later for more aroma and color.
- Barley is the grain that is malted as a source of starches and sugars that when combined with yeast create alcohol. To extract the sugars, the grain is soaked in water, allowed to germinate and then dried in a kiln.
- Yeast is responsible for fermenting the sugars and creating alcohol. It also influences the color and flavor of the beer and effects the alcohol content. Often yeast is filtered out of beer after fermenting but sometimes left in to add cloudiness.

Kansas City Branded Beverages

  





Seattle Branded Beverages





Pin-Up Pop Branded Beverages






Social Media

Instagram   News   Facebook   Twitter   EDGAR   Locations


kansascitybreweriescompany












BUD LIGHT

KANSAS CITY BREWERIES CO.
Old Fashioned Lager Beer.

Follow on Instagram





Have A Question?

Send an email below, or give us a call at 816-507-1328

Your Name (required)

Your Email (required)

Subject

Your Message

Send



1609 Crystal Ave
1609 Crystal Ave, Kansas City, MO 64126
View larger map
Liberty
Missouri City
River Bend
Atherton
Sibley
Buckner
Kansas City
1609 Crystal Avenue
Independence
Shawnee
Raytown
Blue Springs
Overland Park
Lenexa
Unity Village
Map data ©2019
Terms of Use
Report a map error









KC Breweries Co.™

“AN AMERICAN BEER”

Beverages from Kansas City Breweries are “Union Made” productions of domestic American Beers, Organic Craft Sodas, Ciders, Juices, Water and Sports Drinks.





Click Here For The History of Kansas City Breweries









Heim Brewery, Kansas City, Mo.

HEIM BREWERY
THE BEST TABLE BEER

Ferd. Heim
Brewing Co.
Kansas City
Mo.

KC Lite
AN AMERICAN BEER

Premium Old Fashioned Lager Recipe

- Hops is the agent used for flavoring all beer but the amount of hops varies depending on the style of beer. Hops are dried and pelletted to use as the flavoring agent and the beginning of the process but can also be added later for more aroma and color.
- Barley is the grain that is malted as a source of starches and sugars that when combined with yeast create alcohol. To extract the sugars, the grain is soaked in water, allowed to germinate and then dried in a kiln.
- Yeast is responsible for fermenting the sugars and creating alcohol. It also influences the color and flavor of the beer and effects the alcohol content. Often yeast is filtered out of beer after fermenting but sometimes left in to add cloudiness.

Kansas City Branded Beverages











Seattle Branded Beverages





Pin-Up Pop Branded Beverages






Social Media

Instagram	News	Facebook	Twitter	EDGAR	Locations


kansascitybreweriescompany










BUD LIGHT

KANSAS CITY BREWERIES CO.
Old Fashioned Lager Beer.

Follow on Instagram

Have A Question?

Send an email below, or give us a call at 816-507-1328

Your Name (required)

Your Email (required)

Subject

Your Message

Send



1609 Crystal Ave
1609 Crystal Ave, Kansas City, MO 64126
View larger map
1609 Crystal Avenue
Liberty
Missouri City
River Bend
Atherton
Sibley
Buckner
Kansas City
Independence
Shawnee
Raytown
Blue Springs
Overland Park
Lenexa
Unity Village
Map data ©2019
Terms of Use
Report a map error

Benefits & Perks

$200

KC Sports Apparel

1. **KC Logo Sports Apparel** Kansas City Breweries teams up with various marketing partners throughout the year and our marketing partners produce sports apparel with our KC logo's that we utilize for customers. These items could be Hats, T-shirts, Pullovers Sweatshirts and Jackets.

Read less

$2,000

KC Sponsored Sports Venue

1. **KC Sponsored Sports Venues** Kansas City Breweries teams up with various sponsorships and marketing partners throughout the year and our marketing partners participate in sports venues throughout the US. When available announcements will be made on our social networks for the venue location and the number of tickets available for the that venue. The first number of responders will be provided tickets or passes and any additional perks that might be offered.

Read less

Our Location

The Kansas City Breweries and Beverage Complex is a Qualified Opportunity Zone location. An opportunity zone is an economically-distressed community where private investments, under certain conditions, may be eligible for capital gain tax incentives.

Opportunity Zones were created under the 2017 Tax Cuts and Jobs Act, signed into law by President Obama and President Donald J. Trump to stimulate economic development and job creation, by incentivizing long-term investments in low-income neighborhoods and distressed business locations.

There are more than 8,760 designated Qualified Opportunity Zones located in all 50 States, the District of Columbia, and five United States territories. Investors can defer tax on any prior gains invested in a Qualified Opportunity Fund (QOF) until the earlier of the date on which the investment in a QOF is sold or exchanged or until December 31, 2026.


East 14th Street
East Truman Road
Manchester Elementary School Grounds
East 16th Terrace
East Blue Valley
East 17th Street
Centropolis
Blue River
Manchester Avenue
Oakland Avenue
KCS Pittsburg Subdivision
East 18th Street

100%
Jobs Act Qualified Opportunity Zone

100%
#1 Intermodal Rail Spur Nationwide

100%
Lowest Cost Industrial Resources

Our Team



Terri Bricker OWNER

PRESIDENT

Ms. Bricker has worked for Hallmark Cards Inc. for more than 40 years and is one of the original beverage production lenders who took 100% ownership in October of 2016.

During this time in order to meet production demand Ms. Bricker recognized the company would require much more capital than she could provide after the 12 month $250,000 proof of concept sales.

Because of Ms. Bricker Hallmark experience she turned to professional consultants, channel partners and industry experts for guidance on raising capital, securities offerings and business development.





Samuel Lipari
BUSINESS DEVELOPMENT CONSULTANT

f in t ⊙

Mr. Lipari is an accomplished executive; entrepreneurial motivated; with over 30 years developing supply chain marketplace technology in healthcare. Prior to Mr. Lipari's healthcare career he assisted family owned businesses in liquor, grocery, mass merchandising and automotive industries.

Our Milestones ⌃



Show All ▾

2017   **2018**

Proof of Concept
$250,000 Revenues In 12 Month Proof of Concept.

Top KC Breweries
Selected Top Breweries In The Region – Kansas City Business Journal

Crowdfunding Campaign
Crowdfunding Campaign Secured 130 Seed Investors

Loud & Proud
Secured Loud & Proud Trademark From 12Brands LLC.

Dec **31st**   Mar **1st**   Jul **1st**   Jul **27th**

Media ⌃

   

"Top Breweries In The Region"

– Kansas City Business Journal

FAQ ⌃

Q: If I Invest when will I get a return on my investment?

A: Every year on April 30 the company is required to send an annual report to our shareholders explaining our sales and profits. In that report the Company will ask if you would like a dividend payout or if you would like to re-invest your dividend and further grow your investment. Depending on your response and preference of payment a dividend will be paid to you within a week. ⌃

Q: How will the Brewery & Beverage Complex effect my investment?

A: The Brewery & Beverage Complex will produce larger profits from your investment.

If you ever watch Shark Tank you will hear the Sharks talk about co-packing as an inexpensive way to rapidly grow or scale your business without a lot of additional expenses.

This is why the Company is starting out raising capital for co-packing so we can rapidly grow the business without the worry or delay in producing enough capacity which is why our Proof of Concept was so successful.

Once we build up production capacity then the company converts production to the Brewery & Beverage Complex and the profit we pay co-packers becomes larger shareholder returns. ⌃

Q: How do you plan to expand your beverage market nation wide?

A: We have several ideas we are working on but one of the most exciting ideas we have is our private label competition for our fans, followers, customers and shareholders.

The plan is to have our fans, followers, customers and shareholders submit labels we can post on our social ⌃

networks and have our visitors and followers select the best ones. Then we do a proof of concept production and if accepted we begin full scale production and pay you a royalty for the use of your label as long as it is profitable.

Like Our Tag Line Says: Is Your Private Label The Next Beverage Mega Brand?

Company

About Us
Our Vision
Meet the Team
Contact Us

Resources

Issuer FAQ
Investor FAQ
Glossary of Terms
Educational Materials
Blog

Legal

Terms of Use
Privacy Policy

Connect

Disclaimer

Investing in startups and early-stage companies involves risks including illiquidity, loss of investment and dilution. If you choose to invest in businesses displayed on this portal, you need to be aware and accept that (1) you should invest money you can afford to lose, (2) the stock purchased is restricted, and that investments are illiquid, (3) even if the business is successful, you might not receive any cash return on your investment for several years, (4) ordinary events in the life of the firm can cause your ownership percentage to decline, and (5) investments in early-stage companies should be done as part of a broader investment plan where the vast majority of assets are placed in safer, more liquid assets. You only will be allowed to invest with Fundopolis after you have registered and reviewed our educational materials.

Crowdfunding is a relatively new and evolving method of using the Internet to raise capital to support a wide range of ideas and ventures. An entity or individual raising funds through crowdfunding typically seeks small individual contributions from a large number of people. Individuals interested in the crowdfunding campaign – members of the "crowd" – may share information about the project, cause, idea or business with each other and use the information to decide whether to fund the campaign based on the collective "wisdom of the crowd." To learn more about crowdfunding, please visit our Educational Material and the SEC's website.

The portal provides access to investment opportunities under Regulation Crowdfunding, which was adopted by the SEC under Title III of the Jumpstart Our Business Startup Act (JOBS Act). Fundopolis www.Fundopolis.com *is a website owned by Fundopolis LLC that operates Fundopolis Portal LLC, a crowdfunding portal member of the* Financial Industry Regulatory Authority (FINRA) *and registered with the U.S. Securities and Exchange Commission (SEC). By accessing this site, you agree to be bound by the* Fundopolis Terms and Conditions *and* Privacy Policy*.*

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